UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____) *


Adverum Biotechnologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00773U207
(CUSIP Number)



(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
??	Rule 13d-1(b)
?	Rule 13d-1(c)
?	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Schedule13G
CUSIP No. 00773U207

1.	Names of Reporting Persons.

Principia Wealth Advisory, LLC, EIN: 27-1545452
2.  Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.  SEC Use Only
4.  Citizenship or Place of Organization

California, United States of America

5. Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With Sole Voting Power

13,665 (0.07%)

6.  Shared Voting Power

0

7.  Sole Dispositive Power

1,055,103 (5.07%)

8.  Shared Dispositive Power

0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,055,103

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.  Percent of Class Represented by Amount in Row (9)

5.07%

12.  Type of Reporting Person

IA
Principia Wealth Advisory, LLC
is an investment adviser registered with the Securities
& Exchange Commission under Section 203 of the Investment
Advisers Act of 1940.

Schedule 13G
CUSIP No. 00773U207

ITEM 1.
(a) Name of Issuer: Adverum Biotechnologies, Inc.
(b) Address of Issuer's Principal Executive Offices:
100 Cardinal Way, Redwood City, CA 94063

ITEM 2.
(a) Name of Person Filing: Aaron J. Plautz

(b) Address of Principal Business Office, or if None, Residence:
13355 Noel Rd., Suite 1100, Dallas, TX 75240

(c) Citizenship: Texas, United States of America

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number:  00773U207

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b)
OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C 80a-8);
(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);
(j) [ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,055,103 shares

(b) Percent of class: 5.07%

(c) Number of shares as to which such person has:

	(i)  Sole power to vote or to direct the vote
		13,665 (0.07%)

	(ii) Shared power to vote or to direct the vote
		0

	(iii) Sole power to dispose or to direct the disposition of 1,055,103 (5.07%)

	(iv) Shared power to dispose or to direct the disposition of
		0


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.



ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


October 22, 2024
(Date)


Principia Wealth Advisory, LLC

By: /s/ Aaron J. Plautz
	President and Chief Compliance Officer




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.